Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

 Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

             email lwb@burninglaw.com

June 28, 2011

Securities and Exchange Commission

Via EDGAR

Re:

E.R.C. Energy Recovery Corporation

Form 10K for the Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No. 000-53116

Dear Ladies and Gentlemen:

We are amending our Form 10-K Annual Report for the year ended December 31, 2010, to include the attached updated Audit Report that expresses our auditor’s opinion on our cumulative financial statements from inception that was inadvertently left out and had been included in our auditor’s reports since the filing of our Form 10 Registration Statement, which was filed with the Securities and Exchange Commission on December 14, 2007.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg

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